Mail Stop 6010

      November 4, 2005



VIA U.S. MAIL AND FAX (651) 452-4948

Mr. John J. Jungbauer
Vice President, Finance and Chief Financial Officer
MedicalCV, Inc.
9725 South Robert Trail
Inver Grove Heights, Minnesota 55077

	Re:	MedicalCV, Inc.
		Form 10-KSB for the year ended April 30, 2005
		Filed July 21, 2005
		File No. 000-33295


Dear Mr. Jungbauer:

      We have reviewed your response dated September 14, 2005 and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In our comments, we asked you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the Fiscal Year Ended April 30, 2005

Financial Statements, page 40

Note 9. Shareholders` Equity (Deficit), page 56

Preferred Stock, page 57


1. Please refer to prior comment 1 of our letter dated September
1,
2005. Please respond to the following comments regarding your preferred stock:

* Please tell us about your assessment of the whether or not the conversion option of the preferred stock should be bifurcated from the host contract pursuant to paragraphs 11(a) and 12 of SFAS 133. In this regard, please discuss your consideration of the nature of the host contract as being more akin to equity than debt in your analysis under paragraph 12(a) of SFAS 133. Please refer to paragraph 61(l) of SFAS 133. Please also discuss, if applicable, your analysis of whether or not the instrument meets the scope exception of paragraph 11(a) of SFAS 133 by discussing you analysis of the conversion feature under paragraphs 12 -32 of EITF 00-19.
* We note, from page 29, that if you were to issue additional equity securities at a per share price lower than the current conversion price of the preferred stock, then the conversion price of the preferred stock would automatically adjust downward to be equal to the common stock equivalent price of such newly-issued securities and an additional charge would be recorded. Please tell us and disclose in future filings the terms related to changes in the conversion price of the security. Tell us how you will account for and measure those charges.
* We note, from the disclosure on page 30, that if you fail to file and maintain the registration statements, your preferred shareholders may be able to require you to redeem their preferred stock for cash at 110 percent of the stated value of the preferred stock. Please tell us how you considered this redemption provision in determining the appropriate accounting for and valuation of the security.
* Please tell us and disclose in future filings your accounting policy with respect to the measurement of the redeemable preferred stock. In this regard discuss whether or not the security is redeemable currently (for example, at the option of the holder). If the security is not redeemable currently (for example, because a contingency has not been met), tell us and disclose whether or not you believe it is probable that the security will become redeemable.
If you believe it is not probable, you should tell us and disclose why you believe it is not probable that the security will become redeemable. Please also tell us and disclose in future filings how you will classify any resulting increases or decreases in the carrying amount of the redeemable security. Refer to EITF Topic D-
98.
* We note, from the disclosure on page 30, that in connection with your April 2005 private placement, you entered into a registration rights agreement in which you agreed to register and maintain effective registration for a period up to five years for the common stock issuable upon conversion of the preferred stock and exercise of the warrants. You may incur liquidated damages of 1.5% per month as a result of your failure to register or maintain effective registration. In your September 14, 2005 response letter you also refer to a requirement to maintain listing of your shares. Please tell us and disclose in the notes to your financial statements in future filings all of the significant terms of your registration rights agreement. Please also tell us and disclose in future filings whether or not there is a maximum penalty associated with these rights.
* Please revise your balance sheet in future filings to state, if true, that the 5% series A convertible preferred stock is redeemable.
* Please tell us and disclose in future filings the significant terms of each settlement alternative and the identification of the entity that controls the settlement alternative.


2. Please respond to the following comments with respect to the warrants:

* Please tell us and disclose in future filings the valuation method and significant assumptions used for the warrant liability. Due to the significance of the valuation to your financial statements, please similarly revise future filings on Form 10-QSB to include this information.
* We note, from the disclosure on page 24, that you recognized the excess of the fair value of the warrants over the proceeds received as an interest charge of $4,266,047 in the quarter and fiscal year ended April 30, 2005. You recognized an additional charge of $5,721,562 to other expense during the fourth quarter and year ended
April 30, 2005, to reflect the increase in the fair value of the warrants from the date of the closing through April 30, 2005. Please tell us why the initial charge to record the excess of fair value on April 1, 2005 when you sold the preferred stock and warrants was classified as interest expense and why the charge to record the fair value of the warrants as of April 30, 2005 was classified as other expense.
* Please tell us and disclose in future filings the significant terms of each settlement alternative for the warrants and the identification of the entity that controls the settlement alternative.
* We note, from page 29, that if you were to issue additional equity securities at a per share price lower than the exercise price of the warrants issued with the preferred stock, then the exercise price of such warrants would automatically adjust downward to be equal to the common stock equivalent price of such newly-issued securities and an additional charge would be recorded. Please tell us and disclose in future filings the terms related to changes in the exercise price of the warrants. Tell us how you will account for and measure those charges.


3. Please refer to prior comment 1 from our September 1, 2005 letter and your response letter dated September 14, 2005. Your response indicates that upon adoption of DIG Issue B38, you believe it is possible that the put obligation applicable to the preferred stock may need to be bifurcated and carried at fair value. Please respond to the following comments with respect to the put right embedded in the preferred stock:

* In future filings please include all of the disclosures required by
SAB Topic 11.M, Disclosure of the Impact that Recently Issued Accounting Standards Will Have on the Financial Statements of the Registrant When Adopted in a Future Period.
* Please reconcile the effectiveness date of DIG Issue B38 (the first day of the first quarter beginning after December 15, 2005) with the date in your response.
* We note that DIG Issue B38 may not be applied by analogy to an embedded put or call option in a hybrid instrument that does not contain a debt host contract. Please tell us your consideration of this scope limitation to your preferred stock instrument.
* If you determine that DIG Issue B38 is not applicable to this contract, please tell us in more detail about your analysis under paragraphs 12(c), 6(c) and 9(a) of SFAS 133 and why you believe that the terms do not require or permit net settlement. For instance, discuss in more detail how you considered and applied paragraph 9(a)
of SFAS 133.

4. Please refer to prior comment 1 from our September 1, 2005 letter and your response letter dated September 14, 2005. We note that because you did not consider the conversion feature of the preferred stock as a separate derivative under SFAS 133, you evaluated the beneficial conversion feature under EITFs 98-5 and 00-27. We also note from your response that the potential beneficial conversion value at the commitment date was $32.1 million. In future filings please disclose the excess of the aggregate fair value of the instrument that the holder would receive upon conversion over the proceeds received and allocated to the preferred stock. See paragraph 7 of EITF 98-5.


Form 10-KSB/A for the Fiscal Year Ended April 30, 2005

5. We see you filed this amendment to your Form 10-KSB/A on August 25, 2005. Please tell us the reason this amendment was filed. Specifically tell us the nature of any changes (from your previously filed Form 10-KSB) to the amounts and disclosures in the amendment.
Consider the need to revise the cover of the filing to disclose the reason for amendment and whether Item 5 and Item 7 need to be filed in their entirety rather than portions thereof.

Form 10-QSB for the Quarterly Period Ended July 31, 2005

Financial Statements, page 3

Note 4. Earnings (loss) per Share, page 7

6. Please respond to the following comments:

* Please show us how you determined the diluted earnings per share from continuing operations of $0.24 for the three months ended July
31, 2005. It appears that this amount does not reflect an adjustment to the numerator of your calculation for the mark-to-market adjustment related to the warrant liability.
* Please tell us and disclose in future filings the method used to determine your diluted earnings (loss) per share, including how you consider the impact of the shares or cash issuable under your warrant liability and the associated amount of the mark-to-market adjustment each period. Please tell us and disclose why you selected the method and your consideration of the underlying settlement rights. For example, disclose if true, that the accounting policy is based upon an instrument that gives the holder the right to require settlement in cash or shares. Please refer to paragraph 29 of SFAS 128 and EITF
Topic D-72.



      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Julie Sherman, Staff Accountant, at (202)
551-
3640, or me at (202) 551-3603 if you have questions. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at
(202) 551-3554.



								Sincerely,



								Jay Webb
								Reviewing Accountant
Mr. John J. Jungbauer
MedicalCV, Inc.
November 4, 2005
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